Exhibit (h)(iii) under Form N-1A
                                          Exhibit (10) under Item 601/Reg. S-K


                                  SCHEDULE A

                           STANDARD DOMESTIC FUNDS
                               Fund Accounting
                                 Fee Schedule

I.  Annual Fees for Portfolio Record Keeping/Fund Accounting Services


      First $100 Million                                   3.0 Basis Points
      $100 Million - $300 Million                          2.0 Basis Points
      $300 Million - $500 Million                          1.0 Basis Points
      Over $500 Million                                    0.5 Basis Points
Fund Minimum                                                 $39,000
Additional Class of Shares                                   $12,000
           (Plus pricing charges and other out-of-pocket expenses)


II. Out-of-Pocket Expenses

      Out-of-pocket expenses include, but are not limited to, the following: postage (including overnight courier service), statement stock, envelopes, telephones, telecommunication charges (including FAX), travel, duplicating, forms, supplies, microfiche, computer access charges, client specific system enhancements ,access to the shareholder recordkeeping system, security pricing services, variable rate change notification services, paydown factor notification services

III. Cost of Living Increase

      The minimum fee set forth in this Schedule may increase annually upon each March 1 anniversary of this Agreement over the minimum fee during the prior 12 months, as calculated under this Schedule, in an amount equal to the increase in Pennsylvania Consumer Price Index (not to exceed 6% annually) as last reported by the U.S. Bureau of Labor Statistics for the twelve months immediately preceding such anniversary.

IV.  Payment

Payment is due thirty days after the date of the invoice.

V. Term of Schedule

     The parties agree that this fee schedule shall become effective March 1, 1996 and will remain in effect until it is revised as a result of negotiations initiated by either party; provided however, that the parties may agree to review this fee schedule every twenty-four (24) months from the effective date of the Agreement upon sixty days notice. If the parties have not agreed upon changes during the 60 day notice period, this fee schedule will remain in effect.

                                     SCHEDULE B

                                 Fees and Expenses
                                  Transfer Agency

     I. Annual Maintenance Charge The annual maintenance charge includes the processing of all transactions and correspondence. The fee is billable on a monthly basis at the rate of 1/12 of the annual fee. A charge is made for an account in the month that an account opens or closes.

Basic Annual per Account Fees
   The individual per account charges will be billed as follows:
   -  Money Market Fund/Daily Accrual                       $16.65
   -  Money Market Fund/Sweep Accounts:
            o under 20,000 accounts                         $16.65
            o 20,000 - 40,000 accounts                      $12.00
            o 40,000 - 60,000 accounts                      $11.00
            o Over 60,000 accounts                          $10.00

   -  Fluctuating NAV/Daily Accrual                         $16.65
   -  CDSC/Declared Dividend                                $13.75
   -  Declared Dividend                                     $8.75

Minimum Charges

     - The monthly maintenance charge for each fund will be the actual account fees or $1000, whichever is greater.

     - All funds will be subject to the minimum monthly fee of $1,000 except that the minimum will be waived for the initial six months or until the fund's net assets exceed $50,000,000, whichever occurs first.

     -    The "clone" funds will be subject to a monthly minimum fee of $600.


II.  Out-of-Pocket Expenses

     Out-of-pocket expenses include but are not limited to postage (including overnight courier service), statement stock, envelopes, telecommunication charges (including Fax), travel, duplicating, forms, supplies, microfiche, computer access charges, client specific enhancements, disaster recovery, closed account fees, processing fees (including check encoding), and expenses incurred at the specific direction of the fund. Postage for mass mailings is due seven days in advance of the mailing date.

III. Cost of Living Increase

     The fees and expenses set forth in this Schedule may increase annually upon each March 1 anniversary of this Agreement over the fees and expenses during the prior 12 months, as calculated under this Schedule, in an amount equal to the annual percentage increase of the Boston, Massachusetts Consumer Price Index (not to exceed 6% annually) as last reported by the U.S. Bureau of Labor Statistics for the twelve months immediately preceding such anniversary.


IV.  Payment

Payment is due thirty days after the date of the invoice.


V. Term of Schedule

     The parties agree that this fee schedule shall become effective March 1, 1996 and will remain in effect until it is revised as a result of negotiations initiated by either party; provided however, that the parties may agree to review this fee schedule every twenty-four (24) months from the effective date of the Agreement upon sixty days notice. If the parties have not agreed upon changes during the 60 day notice period, this fee schedule will remain in effect.

                                  SCHEDULE C

                              Fees and Expenses
                         Custody Services Procurement

I.  Annual Charge
      For custody services procurement services provided to Funds by Company as described in the Agreement, Company shall be paid a fee in the amount of ..1 basis points of the Fund assets held by the custodian, plus Company's out-of-pocket expenses. Such fee shall accrue daily and be paid monthly. The fee is billable on a monthly basis.

II.  Out-of-Pocket Expenses
      Out-of-pocket expenses include but are not limited to postage (including overnight courier service), envelopes, telecommunication charges (including FAX), travel, duplicating, forms, supplies, and expenses incurred at the specific direction of the fund.

III. Payment
      Payment is due thirty days after the date of the invoice.